MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

April 21, 2005

3.	News Release

A press release dated April 21, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on April 21, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On April 21, 2005, TransGlobe announced another successful horizontal appraisal well on Block S-1 in the Republic of Yemen, and provided an update on its An Nagyah production and its Harmel production test.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

April 22, 2005.

Suite 2500, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5

	Tel:	(403) 264-9888
News From…	Fax:	(403) 264-9898

	Email:	trglobe@trans-globe.com
	Web:	www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
HORIZONTAL WELL RESULTS IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Thursday, April 21, 2005 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce another successful development well on Block S-1 in the Republic of Yemen.

BLOCK S-1, REPUBLIC OF YEMEN (25% working interest)

Successful horizontal appraisal well at An Nagyah #15:
The An Nagyah #15 well was drilled to a total depth of 1,979 meters and completed as an Upper Lam oil well. The An Nagyah #15 well was tested from a 747 meter horizontal Upper Lam sandstone section at a rate of 2,625 barrels of light (43 degree API) oil per day, 84 barrels per day of water and 2.3 million cubic feet of natural gas per day on a 48/64 inch choke at 575 psi flowing pressure. This is the third horizontal well drilled in the An Nagyah field.

The An Nagyah #15 well is being equipped for early production via trucking. The drilling rig will be moving to an exploration prospect at Markhah #1 located approximately 50 kilometers east/south-east of the An Nagyah field. The Markhah #1 exploration well is primarily targeting the Lam formation in a separate structure at the eastern end of the Block.

An Nagyah production update:
The current trucking capacity is approximately 7,500 Bopd (1,875 Bopd to TransGlobe). The oil production is being trucked 18 miles to the Jannah Hunt facility where it enters the Hunt pipeline system to the Red Sea.

Trucking operations will be phased out following the construction of a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline. The pipeline is expected to be operational in June 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The Central Production Facility (“CPF”) is designed for an initial capacity of 10,000 to 12,000 Bopd (2,500 to 3,000 Bopd to TransGlobe) with expansion capabilities.

Harmel production test update:
Production equipment was installed at Harmel #1 and Harmel #2 in March. The wells are currently pumping at a slower rate until the wells have cleaned up and inflow parameters can be determined. Harmel #1 has been pumping approximately 100 bpd of oil for the past week. Harmel #2 was recently placed on production and is recovering oil and load fluid (completion water and spent acid). Production and test data obtained from the Harmel #1 and #2 wells will help to determine the commerciality of the medium gravity oil (22 degree API) pool. The Harmel structure encompasses fifteen square miles as defined by 3-D seismic and could require 80 to 90 shallow wells (600 to 800 meters in depth) to be fully developed.

Continued

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe has achieved a production growth rate of 84% per year over the past four years. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s David Ferguson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

David C. Ferguson	Executive Offices:
Vice President, Finance & C.F.O.	#2500, 605 –5th Avenue, S.W.,
Calgary, AB T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com